UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34790

Pactera Technology International Ltd.

(Exact name of registrant as specified in its charter)

Building C-4, No. 66 Xixiaokou Road
Haidian District, Beijing 100192
The People's Republic of China
Telephone: +86 10 5987 5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value $0.00139482 per share

American depositary shares, each representing one Common Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:    one

Pursuant to the requirements of the Securities Exchange Act of 1934, Pactera Technology International Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 7, 2014	By:	/s/ Tiak Kooh Loh
	Name:	Tiak Koon Loh
	Title:	Chief Executive Officer